APPLICATION OF NORAM ENERGY CORP.
                    FOR AN ORDER OF EXEMPTION
                  PURSUANT TO SECTION 3(b) OF THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



INTRODUCTION

     NorAm Energy Corp. ("NorAm") seeks an unqualified order of exemption pursuant to Section 3(b) of the Public Utility Holding

Company Act of 1935 (the "Act") for its wholly-owned subsidiaries

(the "Subsidiary Corporations") which NorAm expects will purchase ownership interests in various natural gas pipeline and

distribution projects throughout Latin America (the "Latin

American Projects").  While NorAm anticipates that its

participation in each of the Latin American Projects may be in any aspect of the natural gas business in which NorAm currently,

operates, including transmission, distribution, marketing,

gathering and processing, none of the Subsidiary Corporations will purchase more than a 50% interest in any of the Latin

American Projects, nor will NorAm invest in any entity which has utility operations in the United States.  NorAm has been involved in negotiations with parties in Argentina, Bolivia, Brazil,

Chile, Peru and Uruguay, and expects to participate in Latin

American Projects throughout Latin America.

     NorAm will participate in the Latin American Projects,

either alone or in conjunction with Latin American partners, none of which will not own any interest in a United States public utility company.  NorAm will acquire a debt and/or equity


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                                              NorAm / Latin American Projects





interest in an entity created to hold the interests of the

parties involved in each of the Latin American Projects (the

"Project Entity").  In no event will NorAm's equity interest in any of the Latin American Projects exceed 49%, nor will NorAm supply more than 50% of the debt financing for any one of the

Latin American Projects.  No income from the Latin American

Projects will be derived, directly or indirectly, from sources within the United States, and neither the Subsidiary Corporations nor any Project Entity will be a public utility company operating in the United States.

     In order for either NorAm or the Subsidiary Corporations to successfully negotiate with the other parties involved in any of the Latin American Projects, NorAm must secure an exemption

pursuant to Section 3(b) of the Act.  Additionally, NorAm must be able to assure its potential partners that its involvement in the

Latin American Projects is not subject to any contingencies.

Without receipt of an unqualified order of exemption pursuant to this Application, NorAm could not effectively participate in the negotiations nor give its potential partners the required

assurances.  The granting of an unqualified order of exemption pursuant to this Application will provide NorAm the opportunity to participate in the Latin American Projects without hinderance of delay in government approval.  NorAm respectfully requests that the Commission grant its Application for an order of

exemption pursuant to Section 3(b) of the Act.






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NORAM ENERGY CORP.

     NorAm is a Delaware corporation with its principal places of business and operations in Texas, Louisiana, Arkansas,

Mississippi, Oklahoma, Missouri and Minnesota.  NorAm is not a

public utility holding company as defined in the Act because all of its utility operations are conducted by NorAm, not a

subsidiary company.  NorAm is principally engaged in the

distribution and transmission of natural gas, including

gathering, storage and marketing.  NorAm's distribution business,

which provided approximately 60% of NorAm's operating income in

1994, serves approximately 2.7 million customers in six states with annual throughput of approximately 524.2 billion cubic feet

("Bcf").  NorAm is also engaged in the business of operating

(1) two interstate pipelines with total annual throughput of approximately 878 million MMBtu, utilizing principal facilities in a five-state area, (2) natural gas gathering systems, which annually gather approximately 230 Bcf of gas through

approximately 3,500 miles of pipe in the Anadarko, Arkoma and

Ark-La-Tex supply basins and (3) a natural gas marketing company which provides gas supply, storage, transportation and other services, with annual sales volume of approximately 318 Bcf.

     NorAm's two interstate pipelines are regulated by the

Federal Energy Regulatory Commission as to the services offered and the maximum rates which may be charged.  NorAm's natural gas distribution operations are regulated as to services offered and the rates which may be charged by state utility commissions or similar bodies in Louisiana, Arkansas, Mississippi, Oklahoma and


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Minnesota and by municipalities in Texas, although certain

aspects of service are regulated by the Texas Railroad

Commission.  None of the transactions contemplated herein require the prior approval of any of the aforementioned commissions.

     Additional information related to NorAm's financial and

operating information is contained in the periodic reports of

NorAm filed with the Commission under the Securities Exchange Act of 1934 (File No.1-3751).



THE TRANSACTIONS

     Though the details of the Latin American Projects have not been finalized, NorAm's ownership interest in each, through one or more Subsidiary Corporations, will not exceed 49%.  The amount of NorAm's investment and the amount of ownership acquired in each of the Latin American Projects will be consistent with

NorAm's assessment of the risks associated with investing in

Latin America including, political stability, the volatility of the currency, advantages and disadvantages of the regulatory framework, enforcement measures, the effect of the transfer on the customers and completion of a thorough evaluation of the proposed pipeline and distribution systems.  Based upon these factors, the maximum amount of money NorAm expects to invest in the Latin American Projects described herein, not including

amounts allocated for projects which are the subject of other exemption applications filed by NorAm(1), will not exceed $75


         (1)  NorAm's Application for an Order of Exemption Pursuant to
          Section 3(b) for Gas Natural filed with the Commission on or
                                                             (continued...)

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million.  However, the exact amount of the investment will not be determined until the due diligence process is completed with respect to each Latin American Project and NorAm's ownership interest in each is determined.  This maximum amount is

approximately 2.1% of NorAm's consolidated assets and

approximately 3.4% of NorAm's total capitalization, each as of

September 30, 1995.  NorAm estimates that none of the Latin

American Projects will effect NorAm's consolidated revenues more than 1%.  NorAm will not acquire a majority interest in any of the Project Entities.

     NorAm's interest in the Latin American Projects will be

reflected in NorAm's financial statements according to the equity method of accounting.  Under that method, the revenues, assets and liabilities related to the Latin American Projects will not be consolidated into NorAm's financial statements.  NorAm's

consolidated statement of income will reflect only NorAm's

indirect percentage interest in the net income or net loss

derived from the Latin American Projects.  Any net loss will be limited to NorAm's total investment.  NorAm's consolidated

balance sheet will reflect only the amount of NorAm's investment in the Latin American Projects, increased by its percentage

interest in retained earnings related to the Latin American





         (1)(...continued)
          about March 5, 1995 was granted on or about August 1, 1995. NorAm has not yet received a notice of ruling regarding its second Application for an Order of Exemption Pursuant to Section 3(b) regarding concessions in Colombia and Mexico filed with the Commission on or about August 14, 1995.

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Projects or decreased by its percentage interest in any net losses related to the Latin American Projects.

     NorAm's expertise in the gas business will significantly

contribute to the success of the Latin American Projects.  NorAm,

through the Subsidiary Corporations, will participate in the provision of quality service to customers and provide technical and management services throughout Latin America.



STATUTORY STANDARD

     NorAm is not a public utility holding company as defined

under the Act since it does not conduct utility operations

through any subsidiary.  The Latin American Projects contemplate

NorAm's partial ownership of a Project Entity which would be considered a gas utility company as defined under the Act.  Any company which directly or indirectly owns, controls or holds with power to vote 10% or more of the voting securities of a foreign utility company is considered a holding company under the Act.

Based upon the proposed transactions, NorAm and the Subsidiary

Corporations will be holding companies with respect to the

Project Entities and the Project Entities will be subsidiaries of each of the holding companies.  NorAm and the Subsidiary

Corporations would be exempt from the provisions of the Act

pursuant to Rule 10, provided the requirements of Section 3(b)

are satisfied.

     Section 3(b) provides that the Commission

     "shall exempt any subsidiary company, as such, of a holding company from any provision or provisions of this title, the application of which to such subsidiary company the Commission finds is not necessary in the public interest or

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     for the protection of investors, if such subsidiary company derives no material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public-utility company operating in the United States."

The Subsidiary Corporations would be formed solely for the

purpose of maintaining the ownership interest in the Latin

American Projects.  All of the income of the Subsidiary

Corporations would be derived from sources outside the United

States.  None of the Project Entities would be a public utility company operating in the United States.

     Neither the Subsidiary Corporations nor any of the Project

Entities will derive any of its income from the United States.

Therefore, it is not necessary in the public interest or for the protection of the public investors to impose upon NorAm, the

Subsidiary Corporations or any of the Project Entities compliance with the Act.  NorAm's investment is slight as compared to its capitalization and such investment will not impair the utility functions or the financial condition of NorAm.  NorAm's

investment in the Latin American Projects will total

approximately 2.1% of the consolidated assets and about 3.4% of the total capitalization of NorAm, each as of September 30, 1995.

Consequently, because the contemplated transaction will have no material effect on NorAm's operations, its consolidated assets or its total capitalization and no United States investor in the securities of NorAm or its subsidiaries will have a material direct or indirect interest in the Subsidiary Corporations or any of the Latin American Projects, and the amount of NorAm's

investment will not be significant, there is no regulatory


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purpose in requiring the Subsidiary Corporations or the Project

Entities to be treated as a utility subsidiary of a United States holding company.

     NorAm's participation in the Latin American Projects would be exempt pursuant to Rule 11 if this Application is granted.

     In American & Foreign Power Co., 6 SEC 396, 403 (1939), and

in Middle West of Canada, Ltd., 2 SEC 505, 507 (1937), the

Commission stated that the purpose of Section 3(b) is that

foreign subsidiary companies "shall largely be freed from the jurisdiction of this Commission with respect to such of their activities as are essentially foreign in their nature and

effects."  The activities of the Subsidiary Corporations and the

Project Entities will be focused in Latin America and are

exclusively foreign in nature.  Consequently, regulation by the

Commission pursuant to the Act is not necessary.

     NorAm's utility operations will continue to be focused in

Texas, Louisiana, Arkansas, Mississippi, Oklahoma, Missouri and

Minnesota.  NorAm's profits from the Latin American Projects in relation to its other operations will be insignificant.  NorAm does not expect to derive any significant part of its income from the Latin American Projects and NorAm's investment in the Latin

American Projects will represent a small fraction of its

consolidated assets and equity.  It is not necessary to regulate the Subsidiary Corporations or the Project Entities in the public interest nor for the protection of investors, and no portion of the Subsidiary Corporations' or Project Entity's income is

derived directly or indirectly from sources within the United


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States.  Therefore, NorAm's Application for an unqualified order of exemption pursuant to Section 3(b) should be granted.


                              NORAM ENERGY CORP.



                              By:
                                   Jackson W. Ellis, III
                                   Vice President and Corporate
                                   Controller

Date:








































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                     PROPOSED FORM OF NOTICE

NORAM ENERGY CORP. (________________)

     NorAm Energy Corp., a Delaware corporation, ("NorAm"), 1600

Smith, 11th floor, Houston, Texas 77002, has filed an application for an order seeking an exemption under Section 3(b) of the

Public Utility Holding Company Act of 1935 (the "Act") in

connection with its proposed participation in the development of natural gas pipeline and distribution systems in Latin America

(the "Latin American Projects").

     NorAm is engaged in the business of distributing and

transmitting natural gas in six states.  NorAm is not a public utility holding company as defined in the Act.

     NorAm will participate in the Latin American Projects

through one or more wholly-owned subsidiaries (the "Subsidiary

Corporations").  NorAm's interest in the Latin American Projects will not exceed 49%.

     Should the proposed investments take place, NorAm, the

Subsidiary Corporations and the entities through which the

pipeline projects would be managed would each be a holding

company under the Act.  Section 3(b) of the Act provides that the

Commission may by order, upon application, exempt any subsidiary company, as such, of a holding company

     "from any provision or provisions of the Act the application of which to such subsidiary company . . . is not necessary in the public interest or for the protection of investors, if such subsidiary company derives no material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public utility company operating in the United States."



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                                              NorAm / Latin American Projects





NorAm states that neither the Subsidiary Corporations nor any of the managing entities of the Latin American Projects will derive any income, directly or indirectly, from sources in the United

States, and will not operate, or have any subsidiary operating,

as a public utility company in the United States.  NorAm further states that no United States investor would have a direct or indirect material interest in the Latin American Projects by virtue of NorAm's interest in the Latin American Projects, and that the proposed investments will not affect or impair utility functions or the financial condition of NorAm.  Under these

circumstances, NorAm states that it is not necessary in the

public interest or for the protection of investors to subject it to any of the provisions of the Act applicable to subsidiary companies, and therefore, that NorAm is entitled to an

unqualified order of exemption under Section 3(b) of the Act.


























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